SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    ---------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       LION BIOSCIENCE AKTIENGESELLSCHAFT
             (Exact Name of Registrant as Specified in its Charter)

                           FEDERAL REPUBLIC OF GERMANY
                 (Jurisdiction of Incorporation or Organization)

                           Im Neuenheimer Feld 515-517
                               D-69120 Heildelberg
                                     Germany
                    (Address of Principal Executive Offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X      Form 40-F
                                     -----              ------

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No   X
                                   ------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



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The Invitation for the General Meeting of Shareholders to be held on August 7,
2003, attached as Exhibit 99.1 hereto and incorporated by reference herein, has been published in accordance with applicable German law and regulations and, pursuant to German law and regulations, has been or will be distributed or otherwise made available to holders of ordinary shares and holders of American Depositary Receipts representing one ordinary share, without nominal value, of LION bioscience Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany (the "Company").

Any statements contained in this documents that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "should" and "will" and similar expressions as they related to the Company are intended to identify such forward-looking statements. The Company undertakes no obligations to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

This Report of Foreign Private Issuer on Form 6-K is specifically incorporated by reference in the Company's Registration Statement of Form F-3 (Reg. No. 333-90730) filed on June 18, 2002, as amended on July 16, 2002.

Exhibit No.         Exhibit
-----------         -------

99.1 Invition for the General Meeting of Shareholders to be held on August 7, 2003.

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

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        LION bioscience Aktiengesellschaft


                                    By: /s/ Dr. Friedrich von Bohlen und Halbach
                                            ------------------------------------
                                            Dr. Friedrich von Bohlen und Halbach
                                            Chief Executive Officer and
                                            Chairman of the Management Board

Dated:  June 27, 2003

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